Commercial Property Corporation

3884 East North Little Cottonwood Road

Salt Lake City, Utah 84092

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder.

Introduction

This Information Statement is being mailed on or about September 8, 2006, to holders of shares of common stock, one mill ($0.001) par value, of Commerical Property Corporation (the “Common Stock”), a Delaware corporation ( the “Company”). You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s Board of Directors which is expected to take place within 10 days of the date this statement is filed with the Securities and Exchange Commission (the “Commission”) in accordance with Rule 14f-1.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

This Information Statement is provided for information purposes only. We are not soliciting proxies in connection with the matters described herein, and you are not requested to respond to this Information Statement in any way.

Effective September 8, 2006, Cosmo J. Caterino (10,000 Shares – 0.48%), Cosmo J. Caterino Trustee of the Monomoy Trust (10,000 Shares – 0.48%), Chiricahua Investments, LC, beneficially owned by David C. Merrell, our President and a director (1,640,000 Shares – 79.8%) and Corrie Merrell (92,500 Shares – 4.5%) (the “Selling Shareholders”), entered into a Stock Purchase Agreement (the “Agreement”) with Mid-Continental Securities Corp., an Illinios corporation (the “Purchaser”) pursuant to which, among other things, the Selling Shareholders agreed to sell to the Purchaser and the Purchaser agreed to purchase from the Selling Shareholders 1,752,500 shares of Common Stock of the Company owned of record and beneficially by the Selling Shareholders (the “Purchased Shares”). The Purchaser is an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated by the Commission under the Securities Act of 1933, as amended (the “Securities Act”). The aggregate purchase price for the Purchased Shares is US$490,700, or approximately US$0.28 per share. The Purchased Shares represent approximately 85.29% of the 2,054,652 issued and outstanding shares of Common Stock of the Company. The purchase and sale of the Purchased Shares shall take place at a closing (the “Closing”) to be held on September 18, 2006.

On the Closing, the current directors and executive officers of the Company will resign, and the nominees of the Purchaser shall be designated as directors and thereafter be elected by the newly constituted Board of Directors as executive officers of the Company.

The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information. The information contained in this Information Statement concerning the director designees of the Purchaser (collectively, the “Purchaser’s Director Designees”) has been furnished to the Company by the Purchaser Director Designees, and the Company assumes no responsibility for the accuracy or completeness of such information.

Voting Securities

The Company Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company (or act by written consent or authorization if no such meeting is held). Each share of the Company Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of July 31, 2006, there were 2,054,652 shares of the Company Common Stock issued and outstanding.

Change in Control

Except for the anticipated change in control related to the Closing of the Agreement, there has been no change in control of the Company during the most recent fiscal year ended October 31, 2005, nor to the date hereof; and there are no other current agreements, pledges of the Company Common Stock or arrangements or understandings that may result in a change in control of the Company.

The Company’s Current Directors and Executive Officers

The individuals named below are the Company’s current directors and executive officers. Effective at Closing, the current directors will resign their board membership and will be replaced by the Purchasers Director Designees. Such individuals will also resign as executive officers and be replaced by the executive officers designated by the newly constituted Board of Directors; these executive officers will also be the nominees of the Purchaser. Each current director listed below is a citizen of the United States.

Name of Current Director	Age	Title
David C. Merrell	48	President and Director
Kristine M. Rogers, Esq.	53	Secretary/Treasurer and Director

Family Relationships

David C. Merrell and Kristine M. Rogers, Esq. are brother and sister.

Legal Proceedings

During the last five years, neither has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities law or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation SB promulgated by the Commission.

Purchaser’s Director Designees to the Company Board of Directors

The Agreement provides that, prior to the Closing, the current directors and executive officers of the Company shall submit their resignations to the Company, which resignations shall be effective as of the Closing. Prior to their resignations, the current directors of the Company shall appoint to the Company Board of Directors the Purchaser’s Director Designees, which appointments shall be effective as of the Closing.

Based solely upon written information provided to the Purchaser and the Company by the Purchaser’s Director Designees, the Purchaser has advised the Company that each of the Purchaser’s Director Designees has consented to serve as a director or an executive officer of the Company if appointed or elected, as the case may be. None of such persons currently is a director or executive officer of, or holds any position with, the Company. Based solely upon information provided to the Company by the Purchaser, none of the Purchaser’s Director Designees nor any of their respective affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, other than with respect to transactions among the Purchasers and the Company pursuant to the Agreement.

Based solely upon written information provided to the Purchaser and the Company by the Purchaser’s Director Designees, the Purchaser’s Director Designees have advised the Company that none has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities law or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation SB promulgated by the Commission.

The name, age, present principal occupation or employment and five-year employment history of each of the following individual Purchaser’s Director Designees are set forth below. Each such person is, unless indicated below, a citizen of the United States.

Name and Address of Designee	Age	Position Nominated
Anna Herbst	52	Director
87-10 Clover Place
Holliswood, New York 11423
Cosmo Alberto Palmieri	35	Director
12910 Park Drive
Austin, Texas 78732
Frank C. Pioppi	48	Director
4 Cliff Avenue
Winthrop, Massachussetts 02152

Anna Herbst. Ms. Herbst has over 17 years experience in the field of reverse mergers and research with regard to suitablility of companies on the Pink Sheets, Over-The-Counter Bulletin Board, NASDAQ board and AMEX board for their use as shell companies for the purpose of reverse merger. She has also assisted in the process of completing quarterly and annual Commission Forms 10-K, 10-Q and all other Commission forms.

Cosmo Alberto Palmieri. Mr. Palmieri graduated from the University of Texas at Austin in 1993 with a B.A. Degree in Economics. He is the owner and president of Sendero Development, Inc. in Austin, Texas, which develops residential subdivisions and high-end homes. He oversees all of the building and business aspects of Sendero Development, Inc.

Frank C. Pioppi. Mr. Pioppi has owned and operated Beachmont Restaurants, Inc. since 1983; and he is currently and executive officer of Mid-Continental Securities Corp., the Purchaser. He graduated from the University of Massachussetts in 1980, with a B.A. Degree, and has invested in and owned investment real estate properties since that time.

Family Relationships

There are no family relationships between the nominees or designees to become directors and executive officers of the Company.

Involvement in Certain Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company or security holder, nor any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Audit Committee

Prior to the Closing of the Agreement, the Company Board of Directors did not establish an Audit Committee because, due to the Company Board’s composition and the Company’s relatively limited operations, it was able to effectively manage the issues normally considered by an Audit Committee. Following the closing of the Agreement, a further review of this issue will be undertaken by new management.

Compensation Committee

Prior to the Closing of the Agreement, the Company Board of Directors did not establish a Compensation Committee because, due to the Company Board’s composition and the Company’s relatively limited operations, it was able to effectively manage the issues typically considered by a Compensation Committee. Following the Closing of the Agreement, a further review of this issue will be undertaken by new management.

Nominating and Corporate Governance Committee

Prior to the Closing of the Agreement, the Company Board of Directors did not establish a Nominating and Corporate Governance Committee because, due to the Company Board’s composition and the Company’s relatively limited operations, it was able to effectively manage the issues normally considered by a nominating and Corporate Governance Committee. Following the Closing of the Agreement, a further review of this issue will be undertaken by new management.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the Company Common Stock as of September 18, 2006, on a proforma basis, following the Closing of the Agreement, by (i) each stockholder known by the Purchaser to be the beneficial owner of more than 5% of the Company Common Stock; (ii) each Purchaser Director Designee of the Company; (iii) each executive officer; and (iv) all of the Company’s directors and executive officers upon the Closing of the Agreement:

		Number of		Pro forma
	Number of	Shares	Total Number	Percent of
	Shares of	Underlying	of Shares	Commercial
	Common	Convertible	Beneficially	Property
Name and Position of Beneficial Owner (1)	Stock Owned	Securities (2)	Owned (3)	Stock (4)
Cosmo Alberto Palmieri, Director & Vice President	0	0	0	0%
12910 Park Drive
Austin, Texas 78732
Anna V. Herbst, Director & President	0	0	0	0%
87-10 Clover Place
Holliswood, New York 11423
Frank C. Pioppi, Director & Secretary (5)	1,752,500	0	1,752,500	85.29%
4 Cliff Avenue
Winthrop, Massachussetts 02152
Mid-Continental Securities Corp.	1,752,500	0	1,752,500	85.29%
P.O. Box 11030
Naples, Florida 34108-01063
Directors and Executive Officers	0	0	0	0%
As a group (three persons)

(1)

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)

Under the rules of the Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options or warrants or upon conversion of securities convertible into common stock.

(3)	Represents the aggregate number of shares beneficially owned by each shareholder.
(4)	Calculated on the basis of 2,054,652 shares of the Company Common Stock outstanding as of July 31, 2006, and anticipated to be outstanding on September 18, 2006.
(5)

Mr. Pioppi is an executive officer of Mid-Continental Securities Corp., the Purchaser, and accordingly, may be deemed to be the beneficial owner of the Company Common Stock being acquired by Mid-Continental Securities Corp.

Certain Relationships and Related Transactions

There are no material relationships between the Company and the current directors and executive officers or any of the persons expected to become directors or executive officers of the Company other than the transactions and relationships described below, or contemplated in the Agreement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s Common Stock, to file with the Commission initial reports of ownership and reports of changes in ownership of the Common Stock beneficially owned by them. Directors, executive officers and greater than 10% shareholders are required to furnish the Company with copies of all 16(a) reports they file with the Commission. Based solely upon its review of the forms required to be filed with the Commission by Section 16(a) of the Exchange Act, as amended, that have been received by the Company, the Company believes there has been compliance with all filing requirements applicable to its officers, directors and beneficial owners of greater than 10% of the Company Common Stock.

Executive Compensation

No compensation was paid to any directors or executive officers of the Company during the past three fiscal years ended October 31, 2005, or to the date hereof. There are presently no plans or commitments with regard to such compensation or remuneration. The Company has no employee benefit plans or other compensation plans.

Information Concerning the Company Board

The Company’s business affairs are managed under the direction of the Company Board of Director members who are also currently executive officers. The Company’s directors not only attend meetings of the Company Board of Directors, but also have personal meetings and other communications, including telephone contact, with each other and the executive officers. The Company Board of Directors held no meetings and acted by unanimous written consent once during the Company’s fiscal year ended October 31, 2005.

Stockholder Communication with the Board of Directors and Director Attendance at Annual Meetings

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

COMMERCIAL PROPERTY CORPORATION

A Delaware corporation

September 11, 2006	By:/s/David C. Merrell
David C. Merrell, President